UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Electrovaya Inc.
Full Name of Registrant

Former Name if Applicable

6688 Kitimat Road
Address of Principal Executive Office (Street and Number)

Mississauga, Ontario L5N 1P8
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Electrovaya Inc. (the “Registrant”) is unable to file its annual report on Form 20-F for the fiscal year ended September 30, 2023 within the prescribed time period without hardship and expense to the Registrant. The Registrant has determined that it is not, as of the date of this filing, eligible to utilize the multi-jurisdictional disclosure system (“MJDS”). As a result, the Registrant is not currently eligible to prepare and file its disclosure reports and other information with the Securities and Exchange Commission (the “SEC”) incorporating (in accordance with) the disclosure requirements of Canada and will now be required to file the same reports that a non-MJDS eligible foreign private issuer is required to file with the SEC, including the requirement to file the 2023 Form 20-F with financial statements audited under rules of the Public Company Accounting Oversight Board (“PCAOB”). The Registrant has determined that it is unable to file its Form 20-F within the prescribed time period without unreasonable effort or expense because the Registrant does not have PCAOB audits completed on its September 30, 2021 financial statements. However, due to a recent increase in the price of its common shares the Registrant is undergoing evaluation and analysis and believes it will be eligible to utilize the MJDS. If the Registrant is determined to be MJDS eligible it will prepare and file its disclosure reports with the SEC incorporating, in accordance with the disclosure requirements of Canada.

The Registrant is working diligently to complete its MDJS analysis and anticipates filing the applicable annual report within the extended filing period, pursuant to Rule 12b-25.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raj Das Gupta	(+1)	905-855-4627
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Electrovaya Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 29, 2023	By	/s/ Raj Das Gupta
Raj Das Gupta Chief Executive Officer

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